Via Facsimile and U.S. Mail
Mail Stop 6010


August 24, 2005


Mr. John R. Potapchuk
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
(Principal Financial and Accounting Officer)
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627

      Re:	Gentiva Health Services, Inc.
		Form 10-K for the Fiscal Year Ended January 2, 2005 Forms 10-Q for Fiscal Quarters Ended
      April 3, 2005 and July 3, 2005
		File No. 001-15669

Dear Mr. Potapchuk:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

January 2, 2005 Form 10-K, filed March 17, 2005

Liquidity and Capital Resources, page 26

Please disclose the reason for the decrease in current liabilities from fiscal 2003 to fiscal 2004.

Critical Accounting Policies and Estimates, pages 32 - 34

1. Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting "estimates" to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application.
For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors:

a. How management arrived at the estimate;
b. How accurate management`s estimate/assumption has been in the past, quantify changes in estimate in each period;
c. Whether the estimate/assumption is reasonably likely to change in the future;
d. Evaluate the sensitivity to change of critical accounting policies; and
e. Disclose the amount of expense recognized in each period and where on the statement of operations the expense is reported.

Revenue Recognition, page 32

2. We note your disclosure regarding revenue recognition and the allowance for doubtful accounts. Please expand your discussion to include the following disclosures:

a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Your policy for collecting co-payments.
c. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
d. Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
e. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare,
Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
f. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Collectibility of Accounts Receivable, page 33

3. Please state the steps you take in collecting accounts receivable.
Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Lastly, please clarify the threshold (amount and age) for account balance write-offs.

Litigation, pages F-20 - F-22

4. Please disclose the amount of the settlement reached in the Cooper
v. Gentiva CareCentrix case.

Forms 10-Q for Quarters Ended April 3, 2005 and July 3, 2005

5. We note that cash flows from operating activities varied significantly in 2005 as compared to 2004. Please revise your MD&A disclosure to address the specific sources and uses of cash during these periods in order to explain the change in cash flows from operating activities from 2004 to 2005 rather than disclosing changes in balance sheet accounts such as current liabilities that merely recites the changes that are readily available from the balance sheet. Refer to Section IV of Financial Reporting Release 72.

6. Please explain the reason for the significant change in your balance sheet line item current liabilities in 2005 including why it decreased when revenues have been increasing.

7. Please more fully disclose the reason for processing delays in payment of your claims from TriWest Healthcare which is one of the factors that increased accounts receivable in 2005, and explain to us why you believe revenue was recognized in the appropriate period following GAAP.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.









      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
      Senior Assistant Chief Accountant

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John R. Potapchuk
Gentiva Health Services, Inc.
August 24, 2005
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